





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67922

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kershner Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1825-B Kramer Lane, Suite 200
(No. and Street)

Austin (City) Texas (State) 78758 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jon Sanderson 512.439.8140
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 27887 (Address) Austin (City) Texas (State) 78755 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Jon B. Sanderson _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Kershner Securities, LLC _____ , as of _____ December 31 _____ , 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer
Title





APRIL S PITTS
Notary ID #131911788
My Commission Expires
February 28, 2023

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kershner Securities, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)

Financial Statements and Supplemental Schedules
With Report of Independent Registered Public Accounting Firm

December 31, 2019

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Index to Financial Statements and Supplemental Schedules
December 31, 2019



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Kershner Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kershner Securities, LLC, a Wholly Owned Subsidiary of Kershner Trading Group, LLC as of December 31, 2019, the related statement of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kershner Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kershner Securities, LLC's management. Our responsibility is to express an opinion on Kershner Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kershner Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possessions or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Kershner Securities, LLC's financial statements. The supplemental information is the responsibility of Kershner Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Kershner Securities, LLC's auditor since 2018.

Austin, Texas
February 12, 2020

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$	14,430
Receivable from clearing organization		751,648
Receivable from related entities		1,010,744
Total assets	$	1,776,822

Liabilities and member's equity

Accounts payable	$	92,152
Other accrued expenses		44,650
Payable to related entities		35,634
Total liabilities		172,436
Member's equity		1,604,386
Total liabilities and member's equity	$	1,776,822

The accompanying "Notes to the Financial Statements" are an integral part of these financial statements.

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Statement of Operations
Year Ended December 31, 2019

Revenue		
Related party brokerage commissions	$	9,946,851
Total revenue		9,946,851
Expenses		
Related party labor allocation		264,054
Commissions and clearing fees		5,934,990
Related party communications allocation		9,618
Related party occupancy allocation		64,586
Regulatory fees and expenses		31,093
Other expenses		30,774
Total expenses		6,335,115
Income before income tax expense		3,611,736
Franchise taxes		96,808
Net income	$	3,514,928

The accompanying "Notes to the Financial Statements" are an integral part of these financial statements.

3

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Statement of Changes in Member's Equity
Year Ended December 31, 2019

Balance at December 31, 2018	$	5,924,458
Capital distributions		(7,835,000)
Net income		3,514,928
Balance at December 31, 2019	$	1,604,386

The accompanying "Notes to the Financial Statements" are an integral part of these financial statements.

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Statement of Cash Flows
Year Ended December 31, 2019

Cash flows from operating activities:		
Net income	$	3,514,928
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Receivable from clearing organization		104,515
Receivable from related entities		3,879,656
Accounts payable		85,241
Other accrued expenses		(109,795)
Payable to related entities		(81,005)
Net cash provided by operating activities		7,393,540
Cash flows from investing activities:		
Net cash used in investing activities		-
Cash flows from financing activities:		
Capital distributions		(7,835,000)
Net cash used in financing activities		(7,835,000)
Net change in cash and cash equivalents		(441,460)
Cash and cash equivalents at beginning of year		455,890
Cash and cash equivalents at end of year	$	14,430
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	-
Franchise taxes	$	96,808

The accompanying "Notes to the Financial Statements" are an integral part of these financial statements.

Note 1 - Nature of Business

Kershner Securities, LLC (the "Company"), was organized as a Delaware Limited Liability Company on February 22, 2008. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's sole member is Kershner Trading Group, LLC, ("KTG", the "Parent", or the "Member").

The Company operates under the provisions of Paragraph k(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer, Goldman Sachs Execution & Clearing, L.P. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Under these exempt provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Substantially all of the Company's revenues are derived from commission income from a related entity (see Note 5).

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's critical accounting estimates affecting the financial statements include the allocation of income and expenses with affiliated entities.

Cash Equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Revenue
Purchases and sales of securities, and commission revenue and expense, are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Significant Judgments

Revenue includes related party brokerage commissions and related party fees and other income. The recognition and measurement of revenue is based on the assessment of individual contract terms.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Related Party Brokerage Commissions

The Company serves as an introducing broker-dealer and will charge a commission for the purchases and sales transactions of its related party customer. Related party commissions and clearing expenses are recorded on the trade date (the date that the trade order is filled with a counterparty and confirmed with the related party customer.) The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and/or purchaser are identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and receivables from the clearing organization. The Company did not have cash balances in excess of federally insured limits as of December 31, 2019. Receivables from the clearing organization represent cash deposited and commissions receivable from the organization, $500,000 of which are insured from theft by the Securities Investor Protection Corporation.

Income Taxes

The Company will be taxed at the member level rather than at the corporate level for federal income tax purposes. The Company is liable for a pro rata allocation of the Texas margin tax, which is filed with the Parent. The Company has recorded $96,808 of Texas margin tax expense for the year ended December 31, 2019.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a positions are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. There are no uncertain tax positions as of December 31, 2019.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, receivable from clearing organization, accounts payable and accrued expenses approximated fair market value at December 31, 2019 due to their relatively short maturities and prevailing market terms.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Date of Management's Review
Management has evaluated the financial statements for subsequent events through February 12, 2020, the date the financial statements were available to be issued. Subsequent to the year end, the Company made capital distributions to the Parent totaling $995,000.

Note 3 - Member's Equity

The Company has one class of membership interest and the sole member of the Company is Kershner Trading Group, LLC.

The Member makes capital contributions to the Company as it may determine from time to time. No interest accrues on such contributions and the Member does not have the right to withdraw, or be repaid on its contributions, except as provided in the LLC Agreement.

Capital account withdrawals and distributions are made in accordance with the LLC Agreement. Capital distributions to its Member can be made under a capital distribution policy approved by the Member.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2019, the Company had net capital of $580,642 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.30 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company is exempt from the customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of the Rule.

Note 5 - Related Party Transactions

The Company has an Expense Sharing Agreement ("Sharing Agreement") with its Parent. The Sharing Agreement provides for the pro rata sharing of office space, office equipment and the expenses of certain administrative and other personnel and ancillary services. The parties have agreed to share the fees and costs based on headcount. The Parent invoices the Company for those expenses monthly. The Company incurred $326,258 of expense under this agreement for the year ended December 31, 2019, of which $34,633 was payable at December 31, 2019.

The Company entered into a Technology Services Agreement ("Technology Agreement") to outsource all of its technology needs to Kershner Technology and Innovation, LLC, which is wholly owned by the Parent. The Technology Agreement provides for a monthly fixed fee of $1,000. The Company incurred $12,000 of expense under this agreement for the year ended December 31, 2019, of which $1,000 was payable at December 31, 2019.

The Company executed an agreement to provide electronic trading services to Kershner Trading Americas, LLC ("Americas"), which is wholly owned by the Parent. The trading service provides Americas with the right to use the software, equipment, telecommunications and connectivity resources of the Company to enter and route orders and execute securities and futures transactions. In exchange for the provision of trading services (pursuant to the agreement) the Company charges monthly fees on a per share basis which are invoiced

at month end. The Company earned $2,905,092 under this agreement for the year ended December 31, 2019, of which $1,010,744 was receivable at December 31, 2019. Additionally, the Company earned $7,041,759 in commission income directly through transactions processed at the clearing broker during 2019 resulting from trading activity of Americas. The balance of the payment to be received from Americas is charged via the invoicing process outlined previously.

Note 6 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2019, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company is required to have an account at the clearing broker that shall at all times contain cash, securities, or a combination of both, having a market value of $500,000 reflecting the combined total of the Minimum Equity Requirement of $400,000 and the Clearing Deposit of $100,000. These amounts are included within receivables from clearing organizations on the statement of financial condition.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

SCHEDULE I

Net capital:		
Total member's equity	$	1,604,386
Less:		
Receivable from related entities		1,010,744
Net capital before haircuts on securities positions		593,642
Other deductions		13,000
Net capital	$	580,642
Aggregate indebtedness:		
Total liabilities	$	172,436
Total aggregate indebtedness	$	172,436
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)	$	100,000
Net capital in excess of minimum requirement	$	480,642
Ratio: Aggregate indebtedness to net capital		0.30 to 1

`

Rule 15c3-1 as of December 31, 2019 as filed by Kershner Securities, LLC on Form X-17A-5.
Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and report of independent registered public accounting firm.

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Schedule II and Schedule III
December 31, 2019

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule. The Company does not hold funds or securities for or owe money or securities to customers.

Schedule III

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(k) of the Rule. The Company did not maintain possession or control of any customer funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Kershner Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2019, in which (1) Kershner Securities, LLC, a Wholly Owned Subsidiary of Kershner Trading Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kershner Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (exemption provisions) and (2) Kershner Securities, LLC stated that Kershner Securities, LLC met the identified exemption provisions throughout the most recent fiscal year of December 31, 2019 without exception. Kershner Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kershner Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 12, 2020

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com





KERSHNER
SECURITIES, LLC

February 12, 2020

RE: Exemption Report—SEC Rule 17a-5(d)(4)

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Kershner Securities, LLC (the "Company") is a broker/dealer registered with the SEC and FINRA.
- Kershner Securities, LLC claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2019.
- Kershner Securities, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining there to pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- Kershner Securities, LLC has met the identified exemption provisions throughout the most recent fiscal year without exception.
- Kershner Securities, LLC has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2019.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signed: ______________________

Jon B. Sanderson
Chief Financial Officer



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Member
of Kershner Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Kershner Securities, LLC, a Wholly Owned Subsidiary of Kershner Trading Group, LLC and the SIPC, solely to assist you and SIPC in evaluating Kershner Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Kershner Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Kershner Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Kershner Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 12, 2020

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2386********************MIXED AADC 220
67922 FINRA DEC
KERSHNER SECURITIES LLC
1825 KRAMER LN STE B200
AUSTIN, TX 78758-4281

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jon Sanderson 512.439.8140

2. A. General Assessment (item 2e from page 2) $ 6,366.00

B. Less payment made with SIPC-6 filed (**exclude interest**) (3,576.00)

July 22, 2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,790.00

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ____

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,790.00

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ❑ Funds Wired ❑ ACH ☒
Total (must be same as F above) $ 2,790.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kershner Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 4th day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 9,962,252.00

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   - 0 -

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   5,718,117.00

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)

        Total deductions   5,718,117.00

2d. SIPC Net Operating Revenues $ 4,244,135.00

2e. General Assessment @ .0015 $ 6,366.00
                            (to page 1, line 2.A.)

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